Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 FEB -8 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our ref: L/COB/88.2/19600


06010771

24th January 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement relating to the award of a contract extension in Australia dated 23 January 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
FEB 09 2006
THOMSON
FINANCIAL

pp **J M Pope**
Company Secretary/Solicitor



Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract - Amendment
Released	08:03 23-Jan-06
Number	2807X

RNS Number:2807X
Cobham PLC
23 January 2006

The following replaces the re-contract announcement released today at 0700hrs under RNS number 2549x

The title should read 'COBHAM AWARDED A$80M EXTENSION TO AIR FREIGHT CONTRACT IN AUSTRALIA'

The full amended version appears below -

23 January 2006

COBHAM AWARDED A$80M EXTENSION TO
AIR FREIGHT CONTRACT IN AUSTRALIA

Cobham plc (Cobham) is pleased to announced that National Jet Systems Pty Ltd, part of the Cobham Services Division, has been awarded an extension to its contract to operate Boeing 727 freighter aircraft for Australian air Express (AaE) to mid 2008, in a deal worth more than A$80m.

Cobham operates five Boeing 727 and three BAe 146 freighters, providing airfreight services to Australia's major cities. On behalf of AaE, Cobham flies 70,000 tonnes of priority freight and mail annually throughout Australia.

Allan Cook, Cobham Chief Executive, said,

"NJS has held contracts with AaE since 1991. This contract extension reflects Cobham's position as Australia's largest operator of containerised jet aircraft and the long term relationships we have with our customers."

ENQUIRIES
Cobham plc +44 (0) 1202 882020

Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile +44 (0) 20 7067 0749
Susan Ellis/Helen Thomas

NOTES

Cobham plc - with five technology divisions and one in a service sector Cobham designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations.

Cobham Services - focuses on flight operations and associated services with a fleet of more than 150 fixed and rotary wing aircraft and the provision of specialist composite capabilities. Flight operation capabilities include military training, special mission flight operations, and outsourced freight and passenger services. The division also has a comprehensive engineering capability for aircraft modification and maintenance, and provides on aircraft maintenance for the UK MoD's fleet of Nimrod and Sentry aircraft.

National Jet Systems - NJS and sister company National Air Support are part of Cobham Flight Operations and Services Australia, operating a fleet of 48 fixed and rotary wing aircraft throughout Australia and Papua New Guinea, employing more than 1,100 people. As Australia's third largest high capacity aircraft operator the group provides passenger and freight services to Qantas, AaE, and major resource industry and government organisations.

AaE is a joint venture between Australia Post and Qantas, carrying Australia's official mail and priority air freight.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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